Exhibit 99.9

NICE inContact Named a Leader for Fourth Consecutive Year in
Gartner Magic Quadrant for Contact Center as a Service, North America

NICE inContact achieves the highest overall position for its ability to execute

Salt Lake City, October 19, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced NICE inContact, provider of CXone, the world’s #1 cloud customer experience platform, has been named a Leader in the Gartner Magic Quadrant for Contact Center as a Service, North America1 report. NICE inContact achieved the highest overall position for its ability to execute, and has been named a leader every year since this Magic Quadrant’s inception.

NICE inContact sells into a broad range of company sizes, has strong integration of cloud native Workforce Engagement Management (WEM) functionality, a notable headstart in the AI-enabled contact center market, and broad CRM and third party integrations.

CXone has over 275,000 agents in the cloud in more than 100 countries. The Gartner report states, “The CCaaS market is maturing, with leadership coming from pure-play contact management providers, and a merging of adjacent market applications.” Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform.

NICE inContact is part of NICE, the only company named a Leader in both the Magic Quadrant for Contact Center as a Service, North America and the Magic Quadrant for Workforce Engagement Management2.

“Our NICE inContact dedication to a customer-obsessed business vision and product strategy, fuels the successful in-market execution of CXone,” said Paul Jarman, NICE inContact CEO. “CXone – a unified suite on a flexible and powerful open cloud customer experience platform – powers immersive and engaging experiences for agents and customers alike while providing a future-proof platform for innovative organizations across the globe.”

Broad CRM and Third Party Systems Integrations
The DEVone CXexchange marketplace extends NICE inContact CXone with more than 100 partner applications built on hundreds of open APIs and pre-integrated with CXone. Combining CXone with DEVone partner applications makes it easy for contact centers of all sizes to add solutions for AI-powered self-service, process automation, mobile and ecommerce, benchmarking and analytics, CRM Extensions, and other industry-specific needs.

Gartner’s Magic Quadrant evaluates Contact Center as a Service (CCaaS) providers within the cloud contact center service solutions industry. This Magic Quadrant provides the following definition for its leaders: “Given that the CCaaS market in North America is still maturing, Leaders are best described as suppliers with a strong multichannel product and service capability that have already amassed a large installed base of large and small customers. Leaders also benefit from being able to support varying levels of deployment complexity, including multichannel deployments and integration with a variety of third-party systems.”

“NICE inContact is pleased to be recognized as a Leader and to achieve the highest overall position for ability to execute,” said Paul Jarman. “We believe this recognition confirms our focus on and commitment to delivering the world’s most complete, flexible, and unified cloud customer experience platform in order to help organizations deliver exceptional customer experiences, every time, to achieve their business goals.”

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

To read the full Gartner report click here

1Gartner, “Magic Quadrant for Contact Center as a Service, North America,” Drew Kraus, Steve Blood, Daniel O’Connell, Simon Harrison 17 October 2018.

2Gartner, “Magic Quadrant for Workforce Engagement Management,” Jim Davies, Simon Harrison, Drew Kraus, 6 February 2018.

About the Magic Quadrant
The Magic Quadrant for Contact Center as a Service evaluates vendors based on completeness of vision and ability to execute, and includes a summary of each vendor, as well as an assessment of each vendor's strengths and weaknesses.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by multiple independent research firms including Forrester, Ovum, IDC, Frost & Sullivan, DMG, and Ventana. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.